UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                               AMENDMENT NO. 6 TO
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              DERMA SCIENCES, INC.
                              --------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    249827106
                             -----------------------
                                 (CUSIP Number)


                                 Bruce F. Wesson
                             Senior Managing Member
                                Claudius, L.L.C.
                           610 Fifth Avenue, 5th Floor
                               New York, NY 10020
                                 (212) 218-4990
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 25, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies with the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                                               Page 1 of 9 Pages

          Page 2 of 9 of the initial Schedule 13D pertaining to the Common Shares of Derma Sciences, Inc., a Pennsylvania corporation, filed with the Securities and Exchange Commission ("SEC") on February 6, 1998 for an event on January 23, 1998 and subsequently amended on September 18, 1998 by Amendment No. 1 and on August 24, 1999 by Amendment No.2, and on January 10, 2000 by Amendment No. 3 and on August 7, 2000 by Amendment No. 4, and on March 19, 2001 by Amendment No. 5, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   249827106                              PAGE  2  OF  9  PAGES
          -------------                                 ---    ---
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Galen Partners III, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                        (b)|X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                               [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

        NUMBER OF                        4,145,640 (see Item 5(a))
                              --------------------------------------------------
          SHARES              8    SHARED VOTING POWER

       BENEFICIALLY                      0
                              --------------------------------------------------
         OWNED BY             9    SOLE DISPOSITIVE POWER

           EACH                          4,145,640
                              --------------------------------------------------
        REPORTING             10 SHARED DISPOSITIVE POWER

       PERSON WITH                      0

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               4,145,640
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               59.46%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                               PN
--------------------------------------------------------------------------------

          Page 3 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   249827106                             PAGE  3  OF  9  PAGES
          -------------                                ---    ---
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Galen Partners International III, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                               [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                         401,278 (see Item 5(a))
                             ---------------------------------------------------
         SHARES              8     SHARED VOTING POWER

      BENEFICIALLY                       0
                             ---------------------------------------------------
        OWNED BY             9     SOLE DISPOSITIVE POWER

          EACH                           401,278
                             ---------------------------------------------------
       REPORTING             10    SHARED DISPOSITIVE POWER

      PERSON WITH                        0

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             401,278
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                               [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             5.76%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                             PN
--------------------------------------------------------------------------------

          Page 4 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.   249827106                             PAGE  4  OF  9  PAGES
          -------------                                ---    ---
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Galen Employee Fund III, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                               [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                             7     SOLE VOTING POWER

       NUMBER OF                         18,260 (see Item 5(a))
                             ---------------------------------------------------
                             8     SHARED VOTING POWER
         SHARES
                                         0
      BENEFICIALLY           ---------------------------------------------------
                             9     SOLE DISPOSITIVE POWER
        OWNED BY
                                         18,260
          EACH               ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
       REPORTING
                                         0
      PERSON WITH

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             18,260
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             0.26%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                               PN
--------------------------------------------------------------------------------

          The first paragraph of Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

           "This statement covers a total of 4,565,178 fully diluted shares of Common Stock, $.01 par value per share (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"). The Reporting Persons (as defined in Item 2 hereof) as of the date hereof hold an aggregate of (i) 57,000 shares of Common Stock, (ii) 125,000 shares of Series A Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series A Preferred Shares"), which as of the date hereof are convertible into an aggregate of 125,000 shares of Common Stock, (iii) 416,667 shares of Series B Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series B Preferred Shares"), which as of the date hereof are convertible into an aggregate of 416,667 shares of Common Stock, (iv) 619,055 shares of Series C Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series C Preferred Shares"), which as of the date hereof are convertible into an aggregate of 619,055 shares of Common Stock, (v) 1,071,346 shares of Series D Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series D Preferred Shares"), which as of the date hereof are convertible into an aggregate of 1, 071,346 shares of Common Stock, and (vi) 2,276,100 warrants (the "Warrants"), which as of the date hereof may be exercised for an aggregate of 2,276,100 shares of Common Stock. The Common Stock, Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Warrants are referred to herein, collectively, as the "Securities".

          The second paragraph of Item 3 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

           "75,000 of the Series A Preferred Shares were acquired by the Reporting Persons through the conversion, effected on or about January 23, 1998, of certain Convertible Debentures due 1998 of the Issuer ("The Series A Debentures"). The Reporting Persons acquired Series A Debentures in an aggregate principal amount of $300,000 for $300,000 in cash. The remaining 50,000 shares of the Series A Preferred Shares were acquired through converting 50,000 shares of Common Stock, which were previously acquired by the Reporting Persons at a purchase price of $5.00 per share for an aggregate amount of $250,000 in cash, into an equal number of shares of Series A Preferred Stock. The Series B Preferred Shares and certain of the

          Warrants were acquired by the Reporting Persons through the conversion, effected on or about September 9, 1998, of certain Convertible Debentures due 1998 of the Issuer. The Series C Preferred Shares and certain of the Warrants were acquired by the Reporting Persons through conversions, effected on or about July 26, 2000, and on or about February 25, 2002, of certain convertible bonds of the Issuer. The Series D Preferred Shares and certain of the Warrants were acquired by the Reporting Persons trough the conversion effective on or about February 25, 2002, of certain convertible bonds of the Issuer. The Reporting Persons acquired 57,000 shares of Common Stock in consideration of the extension to January 7, 2002 of the maturity dates of certain convertible bonds of the Issuer. Each Reporting Person paid its pro rata share of the acquisition price of the Securities based upon the number of Common Shares, Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Warrants it received."

          Item 5, subpart (a) of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

          (a) Each Reporting Person owns or has the right to acquire the number of securities shown opposite its name:

================ ==================== ==================== ================ ================= ==================

      (1)                (2)                  (3)                (4)              (5)                (6)
---------------- -------------------- -------------------- ---------------- ----------------- ------------------
                                      Number of Shares     Number of
                                      of Common Stock      Shares of
                                      into which Series    Common Stock
                                      A, Series B,         which may be                       Percentage of
                                      Series C and         acquired                           Outstanding
                                      Series D Preferred   pursuant to      Total of          Shares of Common
Reporting        Number of Shares     Stock is             exercise of      Columns (2),      Stock (see Note
Person           of Common Stock      Convertible          Warrants         (3) and (4)       below)
================ ==================== ==================== ================ ================= ==================
Galen                    51,764            2,026,941             2,066,935        4,145,640         59.46%
---------------- -------------------- -------------------- ---------------- ----------------- ------------------
Galen Intl                5,009              196,199               200,070          401,278          5.76%
---------------- -------------------- -------------------- ---------------- ----------------- ------------------
GEF                         227                8,928                 9,105           18,260          0.26%
---------------- -------------------- -------------------- ---------------- ----------------- ------------------
   Total                 57,000            2,232,068             2,276,110        4,565,178         65.48%
================ ==================== ==================== ================ ================= ==================


          Note: The percentages shown in each row of column (6) were calculated, for each respective row, by (i) adding the total in the bottom row of column (5) to 2,407,109 (the number of shares of Common Stock outstanding as of September 30, 2001, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter then ended (the "Total Adjusted Outstanding Shares"), then
(ii) dividing the amount in column (5) by the Total Adjusted Outstanding Shares, and then (iii) expressing such quotient in terms of a percentage.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date:  March 5, 2002                     GALEN PARTNERS III, L.P.
                                         By:  Claudius, L.L.C.


                                         By:
                                            ------------------------------------
                                         Managing Member



                                         GALEN PARTNERS
                                         INTERNATIONAL III, L.P.
                                         By:  Claudius, L.L.C


                                         By:
                                            ------------------------------------
                                               Managing Member



                                         GALEN EMPLOYEE FUND III, L.P.
                                         By:  Wesson Enterprises, Inc


                                         By:
                                            ------------------------------------
                                        President



[Signatures continued on next page.]

                                         CLAUDIUS, L.L.C.


                                         By:
                                            ------------------------------------
                                               Managing Member



                                         WESSON ENTERPRISES, INC.


                                         By:
                                            ------------------------------------
                                               President



                                         WILLIAM R. GRANT


                                         By:
                                            ------------------------------------
                                               Bruce F. Wesson, Attorney-In-Fact



                                         BRUCE F. WESSON


                                         ---------------------------------------
                                               Bruce F. Wesson, Attorney-In-Fact



                                         L. JOHN WILKERSON


                                         By:
                                            ------------------------------------
                                               Bruce F. Wesson, Attorney-In-Fact



                                         DAVID JAHNS


                                         By:
                                            ------------------------------------
                                               Bruce F. Wesson, Attorney-In-Fact



                                         SRINI CONJEEVARAM


                                         By:
                                            ------------------------------------
                                               Bruce F. Wesson, Attorney-In-Fact



                                         ZUBEEN SHROFF


                                         By:
                                            ------------------------------------
                                               Bruce F. Wesson, Attorney-In-Fact